Aeluma, Inc.

27 Castilian Drive

Goleta, California 93117

January 14, 2022

Via Edgar

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Aeluma, Inc.
Registration Statement on Form S-1, as amended (File No. 333-259179)
Request for Acceleration of Effectiveness

Dear Mr. Kruczek:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aeluma, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended be accelerated to, and that the Registration Statement becomes effective at 4:30 p.m., Eastern Time, on Wednesday, January 19, 2022, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Jonathan Klamkin
Jonathan Klamkin Chief Executive Officer

Louis Taubman, Esq.

Hunter Taubman Fischer & Li LLC